Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(Unaudited)

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited – expressed in thousands of Canadian dollars)

	Note	June 30, 2023	December 31, 2022
ASSETS

Current
Cash and cash equivalents		$73,446	$40,602
Marketable securities		1,793	2,494
Receivables	6	4,868	5,682
Prepaid expenses		2,239	1,346
		82,346	50,124

Prepaid expenses		22	54
Deposits		2,405	2,128
Exploration and evaluation interests	5	95,938	95,438
Capital assets		22,439	20,236

Total assets		$203,150	$167,980

LIABILITIES

Current
Accounts payable and accrued liabilities	6	$12,491	$13,977
Current portion of lease liabilities		569	545
Flow-through share premium liability		3,439	4,557
Current portion of other liabilities		427	1,806
		16,926	20,885

Long-term lease liabilities		2,730	3,017
Provision for closure and reclamation		5,686	6,160
Other liabilities		472	691

Total liabilities		25,814	30,753

SHAREHOLDERS’ EQUITY

Capital stock	7	537,949	464,029
Commitment to issue shares		1,000	1,250
Reserves	7	42,547	39,879
Deficit		(404,160)	(367,931)

Total shareholders’ equity		177,336	137,227

Total liabilities and shareholders’ equity		$203,150	$167,980

NATURE OF OPERATIONS (NOTE 1)

CONTINGENCIES (NOTE 9)

SUBSEQUENT EVENT (NOTE 10)

ON BEHALF OF THE BOARD OF DIRECTORS:

signed “Craig Parry”	signed “Suki Gill”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 2

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited – expressed in thousands of Canadian dollars, except share and per share amounts)

		For the three months ended		For the six months ended
		June 30,		June 30,
	Note	2023	2022	2023	2022
Accretion		$58	$16	$121	$34
Administrative compensation	6	1,427	1,209	2,811	1,772
Communications		337	649	624	1,202
Consulting		376	128	514	254
Depreciation		71	67	142	144
Exploration and evaluation	5	14,677	22,955	25,729	42,959
Flow-through share premium recovery		(921)	(4,246)	(1,118)	(7,114)
Insurance		585	469	1,117	1,011
Interest income		(438)	(90)	(680)	(146)
Loss (gain) on marketable securities		188	1,023	553	(771)
Office and administration		316	251	701	446
Professional fees		376	200	871	638
Share-based payments	6,7	2,352	1,903	4,512	3,072
Transfer agent and listing fees		82	153	332	202

Loss and comprehensive loss for the period		$(19,486)	$(24,687)	$(36,229)	$(43,703)

Loss per share – basic and diluted		$(0.24)	$(0.36)	$(0.45)	$(0.65)

Weighted average number of common shares outstanding – basic and diluted		82,197,543	69,059,604	80,045,553	67,447,971

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 3

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited – expressed in thousands of Canadian dollars, except shares)

										Total
	Capital Stock		Commitment to	Reserves						Shareholders’
	(Note 7)		Issue Shares	(Note 7)					Deficit	Equity
	Shares	Amount		Options	Restricted Share Units	Deferred Share Units	Investment Rights	Warrants
Balance December 31, 2021	65,392,363	$361,982	$—	$23,710	$198	$—	$2,500	$14,200	$(279,041)	$123,549
Acquisition of QuestEx Gold & Copper Ltd. (Note 1)	1,082,553	9,528	—	267	—	—	—	61	—	9,856
Exercise of options	456,456	3,605	—	(1,198)	—	—	—	—	—	2,407
Vesting of Restricted Share Units	48,074	200	—	—	(200)	—	—	—	—	—
Exercise of warrants	2,812,500	41,701	—	—	—	—	—	(11,326)	—	30,375
Share issue costs	—	(39)	—	—	—	—	—	—	—	(39)
Share-based payments	—	—	—	3,879	813	—	—	—	—	4,692
Loss for the period	—	—	—	—	—	—	—	—	(43,703)	(43,703)
Balance June 30, 2022	69,791,946	$416,977	$—	$26,658	$811	$—	$2,500	$2,935	$(322,744)	$127,137

Balance December 31, 2022	77,655,882	$464,029	$1,250	$29,640	$4,804	$—	$2,500	$2,935	$(367,931)	$137,227
Bought deal offering	10,005,000	73,537	—	—	—	—	—	—	—	73,537
Acquisition of exploration and evaluation interests (Note 5)	30,413	250	(250)	—	—	—	—	—	—	—
Exercise of options	267,108	1,617	—	(585)	—	—	—	—	—	1,032
Vesting of Restricted Share Units	76,923	1,000	—	—	(1,000)	—	—	—	—	—
Tahltan Investment Rights	119,785	1,500	—	—	—	—	(1,500)	—	—	—
Exercise of warrants	9,657	90	—	—	—	—	—	(25)	—	65
Share issue costs	—	(4,074)	—	—	—	—	—	—	—	(4,074)
Share-based payments	—	—	—	1,728	3,975	75	—	—	—	5,778
Loss for the period	—	—	—	—	—	—	—	—	(36,229)	(36,229)
Balance June 30, 2023	88,164,768	$537,949	$1,000	$30,783	$7,779	$75	$1,000	$2,910	$(404,160)	$177,336

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 2

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – expressed in thousands of Canadian dollars)

		For the three months ended		For the six months ended
		June 30,		June 30,
	Note	2023	2022	2023	2022
OPERATING ACTIVITIES
Loss for the period		$(19,486)	$(24,687)	$(36,229)	$(43,703)
Items not affecting cash
Accretion		110	18	226	38
Depreciation		510	345	1,014	931
Loss on sale of equipment		—	87	—	87
Flow-through share premium recovery		(921)	(4,246)	(1,118)	(7,114)
Loss (gain) on marketable securities		188	1,023	553	(771)
Share-based payments	7	3,340	2,780	5,778	4,692
Changes in non-cash operating working capital
Receivables		1,265	134	814	3,054
Prepaid expenses		60	1,029	(861)	3,025
Accounts payable and accrued liabilities		363	(2,135)	(2,557)	(1,470)
Net cash used in operating activities		(14,571)	(25,652)	(32,380)	(41,231)

INVESTING ACTIVITIES
Proceeds from sale of marketable securities		147	—	148	—
Deposits refunded (paid)		(149)	501	(1,963)	501
Exploration and evaluation asset expenditures		(1,011)	(6)	(1,011)	(6)
Purchase of capital assets		(432)	(486)	(592)	(638)
Proceeds from disposal of capital assets		—	239	—	239
Settlement of other liabilities arising from mineral property acquisitions	5	(1,650)	—	(1,650)	—
Consideration paid on acquisition of QuestEx Gold & Copper Ltd.	1	—	(18,749)	—	(18,749)
Transaction costs on acquisition of QuestEx Gold & Copper Ltd.	1	—	(548)	—	(889)
Cash acquired on acquisition of QuestEx Gold & Copper Ltd.	1	—	5,037	—	5,037
Proceeds from sale of assets acquired from QuestEx Gold & Copper Ltd.	1	—	19,341	—	19,341
Net cash provided by (used in) investing activities		(3,095)	5,329	(5,068)	4,836

FINANCING ACTIVITIES
Lease payments		(203)	(87)	(406)	(175)
Proceeds from bought deal financing	7	73,537	—	73,537	—
Proceeds from option exercises	7	12	66	1,032	2,407
Proceeds from warrant exercises	7	—	—	65	30,375
Share issue costs	7	(3,936)	(9)	(3,936)	(39)
Net cash provided by (used in) financing activities		69,410	(30)	70,292	32,568

Change in cash and cash equivalents during the period		51,744	(20,353)	32,844	(3,827)
Cash and cash equivalents, beginning of the period		21,702	56,839	40,602	40,313

Cash and cash equivalents, end of the period		$73,446	$36,486	$73,446	$36,486

Cash and cash equivalents are comprised of:
Cash				$23,129	$26,829
Cash equivalents				50,317	9,657
Cash and cash equivalents				$73,446	$36,486

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (NOTE 8)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 2

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

1.	NATURE OF OPERATIONS

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada. Its principal business activity is the exploration of mineral properties, primarily in British Columbia. The Company’s corporate office is located at Suite 650, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3. The Company’s stock is trading on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange under the ticker symbol “SKE”, and on the Frankfurt Stock Exchange under the ticker symbol “RXF”. The Company is in the exploration stage with respect to its mineral property interests.

The Company relies on share issuances in order to fund its exploration and evaluation activities and other business objectives. As at June 30, 2023, the Company has cash and cash equivalents of $73,446,000. Based on forecasted expenditures, this balance will be sufficient to fund the Company’s committed exploration and evaluation expenditures and general administrative costs for at least the next twelve months. However, if the Company continues its current level of exploration and evaluation activities throughout the next twelve months, the current cash balances will not be sufficient to fund these expenditures. In the longer term, the Company’s ability to continue as a going concern is dependent upon successful execution of its business plan (including bringing the Eskay Creek project to profitable operation), raising additional capital or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary operating funds primarily through the issuance of shares, with construction financing anticipated to be provided through a combination of debt, equity and other instruments at the appropriate time. There can be no guarantees that future equity financings will be available on acceptable terms or at all, in which case the Company may need to reduce or delay its longer-term exploration and evaluation plans.

On June 1, 2022, the Company acquired all of the issued and outstanding common shares of QuestEx Gold & Copper Ltd. (“QuestEx”) for cash and share consideration totalling $41,250,000, including replacement options and warrants to the holders of QuestEx options and warrants (“QuestEx Transaction”). Concurrent with the QuestEx Transaction, the Company sold certain mineral properties to an affiliate of Newmont Corporation for $25,598,000.

2.	BASIS OF PRESENTATION

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information and footnotes required for annual financial statements prepared using International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2022.

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2022.

The Board of Directors approved these unaudited condensed interim consolidated financial statements for issuance on August 10, 2023.

Condensed Interim Consolidated Financial Statements | 3

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Significant accounting estimates and judgments

The preparation of these unaudited condensed interim consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. Significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2022.

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ADOPTED

New accounting policies adopted on January 1, 2023

Disclosure of Accounting Policies (Amendment to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements, and the IFRS Practice Statement 2, Making Materiality Judgements, to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concept when making judgments about accounting policy disclosures.

These amendments are effective for annual financial statements for periods beginning on or after January 1, 2023. There was no material impact on the Company’s consolidated financial statements resulting from the adoption of these amendments.

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying values of the Company’s financial instruments are comprised of the following:

Financial Instrument	Category	June 30, 2023	December 31, 2022
Cash and cash equivalents	Amortized cost	$73,446	$40,602
Marketable securities	FVTPL	$1,793	$2,494
Receivables	Amortized cost	$644	$35
Deposits	Amortized cost	$2,405	$2,128
Contingent consideration receivable	FVTPL	$—	$—
Accounts payable	Amortized cost	$4,006	$10,209
Other liabilities	Amortized cost	$899	$2,497

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

Condensed Interim Consolidated Financial Statements | 4

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The carrying values of the Company’s marketable securities, except for warrants, are measured using Level 1 inputs.  Warrants within marketable securities and contingent consideration receivable are measured using Level 3 inputs.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Where judged to be potentially significant, expected credit losses are measured using a present value and probability-weighted model that considers all reasonable and supportable information available without undue cost or effort along with information available concerning past defaults, current conditions and forecasts at the reporting date.

IFRS 9, Financial Instruments, requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). There are no material expected credit losses with respect to the Company’s financial instruments held at amortized cost.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, foreign currency risk and other price risk. As at June 30, 2023, the Company is exposed to market risk on its marketable securities. A 10% decrease in the share price of the Company’s marketable securities at June 30, 2023 would have resulted in a $181,000 decrease to the carrying value of the Company’s marketable securities and an increase of the same amount to the Company’s unrealized loss on marketable securities.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities to ensure that it will have sufficient cash to meet liabilities when due. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The undiscounted financial liabilities as of June 30, 2023 will mature as follows:

	Less than 1 year	1-5 years	Greater than 5 years	Total
Accounts payable	$4,006	$—	$—	$4,006
Other liabilities	500	500	—	1,000
Total	$4,506	$500	$—	$5,006

Condensed Interim Consolidated Financial Statements | 5

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Other risks

In late February 2022, Russia launched a large-scale military attack on Ukraine. The invasion significantly amplified already existing geopolitical tensions among Russia, Ukraine, Europe, NATO and the West, including Canada. In response to the military action by Russia, various countries, including Canada, the United States, the United Kingdom and European Union issued broad-ranging and evolving economic sanctions against Russia. Such sanctions (and any future sanctions) and other actions against Russia may adversely impact, among other things, the global economy and various sectors of the economy, including, but not limited to, financials, energy, metals and mining. Accordingly, the actions discussed above and potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, either in specific sectors or more broadly.

Additionally, global stock markets have also experienced great volatility and significant weakening of certain sectors as concerns over inflation continue. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions.

To date, the Company’s operations have not been materially negatively affected by these events, apart from increasing costs. In 2022 and 2023, operations have experienced higher inflation on material inputs. The future impact of Russia’s military action against Ukraine, as well as the effectiveness of government and central bank responses, remain unclear at this time. It is not possible to reliably estimate the duration of the impact, the severity of the consequences, nor the impact, if any, on the financial position and results of the Company for future periods.

5.	EXPLORATION AND EVALUATION INTERESTS

Exploration and evaluation assets

	Eskay	KSP	Kingpin	Red Chris	Snip	Sofia	Total
Balance, December 31, 2021	$74,444	$—	$—	$—	$1,087	$—	$75,531
Adjust closure liability	1,162	—	—	—	(153)	—	1,009
Acquisition of QuestEx properties	—	7,872	3,936	—	—	1,312	13,120
Additions	2,882	—	—	2,871	25	—	5,778
Balance, December 31, 2022	$78,488	$7,872	$3,936	$2,871	$959	$1,312	$95,438
Adjust closure liability	(392)	—	—	—	(119)	—	(511)
Additions	1,011	—	—	—	—	—	1,011
Balance, June 30, 2023	$79,107	$7,872	$3,936	$2,871	$840	$1,312	$95,938

Eskay Creek Property, British Columbia, Canada

On October 28, 2022, the Company acquired the Eskay North mineral property in the Golden Triangle area, near Eskay, from Tudor Gold Corp. for 231,404 common shares issued at closing and cash consideration of $1,400,000 paid during the six months ended June 30, 2023.

During the six months ended June 30, 2023, the Company incurred $1,011,000 (2022 – $nil) relating to earthworks for certain infrastructures at Eskay Creek.

Condensed Interim Consolidated Financial Statements | 6

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

5.	EXPLORATION AND EVALUATION INTERESTS (continued)

Red Chris Properties, British Columbia, Canada

On October 18, 2022, the Company acquired three properties in the Golden Triangle area that are located on either side of Newcrest and Imperial Metals’ Red Chris mine, approximately 20km southeast of the village of Iskut (the “Red Chris Properties”), from Coast Copper Corp. for $3,000,000, payable in six equal payments of $250,000 in cash and $250,000 in common shares. In April 2023, the Company paid $250,000 in cash and issued 30,413 common shares to Coast Copper Corp.

Snip Property, British Columbia, Canada

On October 14, 2021, Hochschild Mining Holdings Limited (“Hochschild”) initiated its right to earn 60% of Snip. Pursuant to the option agreement, to exercise its option, Hochschild would have had to have incurred expenditures of approximately $100 million during the option period.  In April 2023, Hochschild terminated its right to earn 60% of Snip.

Exploration and evaluation expenses

Three months ended June 30, 2023	Eskay	KSP	Kingpin	Red Chris	Snip	Sofia	Total
Accretion	$52	$—	$—	$—	$—	$—	$52
Assays and analysis/storage	94	8	6	2	—	7	117
Camp and safety	215	2	3	—	—	—	220
Claim renewals and permits	204	—	—	—	—	10	214
Community relations	—	—	—	—	—	2	2
Depreciation	439	—	—	—	—	—	439
Drilling	616	—	—	—	—	—	616
Electrical	2	—	—	—	—	—	2
Environmental studies	3,924	—	—	—	36	—	3,960
Equipment rental	216	—	1	—	—	—	217
Fieldwork, camp support	1,803	7	8	2	(8)	21	1,833
Fuel	392	10	1	3	5	—	411
Geology, geophysics, and geochemical	4,182	52	—	—	—	1	4,235
Helicopter	300	46	8	27	23	—	404
Metallurgy	425	—	—	—	—	—	425
Part XII.6 tax, net of METC	(294)	—	—	—	—	(27)	(321)
Share-based payments (Note 6)	988	—	—	—	—	—	988
Transportation and logistics	842	—	—	20	—	1	863
Total for the period	$14,400	$125	$27	$54	$56	$15	$14,677

Condensed Interim Consolidated Financial Statements | 7

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

5.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses (continued)

Six months ended June 30, 2023	Eskay	KSP	Kingpin	Red Chris	Snip	Sofia	Total
Accretion	$105	$—	$—	$—	$—	$—	$105
Assays and analysis/storage	1,002	8	6	2	—	54	1,072
Camp and safety	223	2	3	—	—	—	228
Claim renewals and permits	517	—	—	—	17	15	549
Community relations	—	—	—	—	—	5	5
Depreciation	872	—	—	—	—	—	872
Drilling	616	—	—	—	—	2	618
Electrical	4	—	—	—	—	—	4
Environmental studies	7,178	—	—	—	111	—	7,289
Equipment rental	382	—	1	—	—	1	384
Fieldwork, camp support	2,444	7	8	2	—	64	2,525
Fuel	426	10	1	3	5	—	445
Geology, geophysics, and geochemical	7,915	52	—	—	—	3	7,970
Helicopter	356	46	8	27	23	—	460
Metallurgy	814	—	—	—	—	—	814
Part XII.6 tax, net of METC	(108)	—	—	—	—	(4)	(112)
Share-based payments (Note 6)	1,266	—	—	—	—	—	1,266
Transportation and logistics	1,211	—	—	20	—	4	1,235
Total for the period	$25,223	$125	$27	$54	$156	$144	$25,729

Three months ended June 30, 2022	Eskay	Snip	Sofia	Total
Accretion	$2	$—	$—	$2
Assays and analysis/storage	392	3	—	395
Camp and safety	763	—	—	763
Claim renewals and permits	286	14	—	300
Depreciation	278	—	—	278
Drilling	4,300	—	—	4,300
Electrical	107	—	—	107
Environmental studies	1,361	75	—	1,436
Equipment rental	1,378	2	3	1,383
Fieldwork, camp support	4,774	46	46	4,866
Fuel	814	—	6	820
Geology, geophysics, and geochemical	4,982	18	10	5,010
Helicopter	885	—	16	901
Metallurgy	110	—	—	110
Part XII.6 tax	23	—	—	23
Share-based payments (Note 6)	877	—	—	877
Transportation and logistics	1,383	—	1	1,384
Total for the period	$22,715	$158	$82	$22,955

There were no exploration and evaluation expenses incurred on KSP and Kingpin during the three months ended June 30, 2022.

Condensed Interim Consolidated Financial Statements | 8

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

5.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses (continued)

Six months ended June 30, 2022	Eskay	Snip	Sofia	Total
Accretion	$4	$—	$—	$4
Assays and analysis/storage	1,360	239	—	1,599
Camp and safety	1,178	—	—	1,178
Claim renewals and permits	377	28	—	405
Depreciation	787	—	—	787
Drilling	4,883	—	—	4,883
Electrical	390	—	—	390
Environmental studies	2,654	100	—	2,754
Equipment rental	3,640	3	3	3,646
Fieldwork, camp support	9,359	89	46	9,494
Fuel	1,499	—	6	1,505
Geology, geophysics, and geochemical	10,741	18	10	10,769
Helicopter	1,147	—	16	1,163
Metallurgy	127	—	—	127
Part XII.6 tax	23	—	—	23
Share-based payments (Note 6)	1,620	—	—	1,620
Transportation and logistics	2,610	1	1	2,612
Total for the period	$42,399	$478	$82	$42,959

There were no exploration and evaluation expenses incurred on KSP and Kingpin during the six months ended June 30, 2022.

6.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the three and six months ended June 30, 2023 and 2022 is as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Director remuneration	$82	$2	$163	$88
Officer & key management remuneration[1]	$843	$894	$1,697	$1,712
Termination benefits	$—	$—	$675	$—
Share-based payments	$2,424	$1,851	$4,054	$2,943

1	Remuneration consists exclusively of salaries, bonuses, and health benefits for officers and key management. These costs are components of both administrative wages and exploration expenses categories in the unaudited condensed interim consolidated statements of loss and comprehensive loss.

Condensed Interim Consolidated Financial Statements | 9

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

6.	RELATED PARTY TRANSACTIONS (continued)

Key management compensation (continued)

Share-based payment expenses for the three and six months ended June 30, 2023 are recorded in two separate categories: exploration and evaluation expense with a related party component of $239,000 (2022 – $389,000) and $365,000 (2022 – $691,000), respectively, and general and administrative expense with a related party component of $2,185,000 (2022 – $1,462,000) and $3,689,000 (2022 – $2,252,000), respectively.

Recoveries

During the three and six months ended June 30, 2023, the Company recovered $2,000 (2022 – $4,000) and $6,000 (2022 – $5,000), respectively, from a company with a common officer as a result of billing for employee time used to provide services. The salary recoveries were recorded in administrative compensation expense.

Receivables

Included in receivables at June 30, 2023 is $5,000 (December 31, 2022 – $6,000) due from companies with common directors or officers in relation to salary and other recoveries.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at June 30, 2023 is $798,000 (December 31, 2022 – $708,000) due to key management personnel in relation to compensation noted above.

7.	CAPITAL STOCK AND RESERVES

Authorized – unlimited number of voting common shares without par value.

Private placements and bought deal offerings

Transactions during the six months ended June 30, 2023

On May 24, 2023, the Company closed a bought deal public offering, whereby gross proceeds of $73,537,000 were raised by the issuance of 10,005,000 common shares at a price of $7.35 per common share. In connection with the bought deal offering, the Company incurred share issuance costs of $4,074,000.

Transactions during the six months ended June 30, 2022

There were no private placements or bought deal offerings during the six months ended June 30, 2022.

Tahltan Investment Rights

On April 16, 2021, the Company entered into an investment agreement with the Tahltan Central Government (“TCG”), pursuant to which TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one common share upon the achievement of key Company and permitting milestones (“Milestones”), or over time, as follows:

Condensed Interim Consolidated Financial Statements | 10

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	CAPITAL STOCK AND RESERVES (continued)

Tahltan Investment Rights (continued)

•	119,785 Rights: earlier of Milestone 1 achievement or April 16, 2023;
•	119,785 Rights: earlier of Milestone 2 achievement or April 16, 2023;
•	79,857 Rights: earlier of Milestone 3 achievement or April 16, 2023; and
•	79,858 Rights: earlier of Milestone 4 achievement or April 16, 2024.

As at December 31, 2022, Milestones 2 and 3 set forth within the agreement were met. During the six months ended June 30, 2023, Milestone 1 was met, resulting in the conversion of 119,785 Rights into 119,785 common shares of the Company valued at $1,500,000. As at June 30, 2023, only Milestone 4 is to be achieved.

Share-based payments

During the six months ended June 30, 2023, the Company adopted the 2023 Omnibus Equity Incentive Plan (“Omnibus Plan”), which governs the terms of stock options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”). Any awards granted after the effective date of the Omnibus Plan will fall under the Omnibus Plan.

Stock options

The stock options have a maximum expiry date period of 5 years from the grant date.

Restricted Share Units and Performance Share Units

Upon each vesting date, participants will receive, at the sole discretion of the Board of Directors: (a) common shares equal to the number of RSUs or DSUs that vested; (b) cash payment equal to the 5-day volume weighted average trading price of common shares; or (c) a combination of (a) and (b).

Deferred Share Units

The DSUs are granted to independent members of the Board of Directors. The DSUs vest immediately and have all of the rights and restrictions that are applicable to RSUs, except that the DSUs may not be redeemed until the participant has ceased to hold all offices, employment and directorships with the Company.

Condensed Interim Consolidated Financial Statements | 11

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

Share purchase warrant, RSU, DSU and stock option transactions are summarized as follows:

	Warrants		RSUs	DSUs	Stock Options
		Weighted				Weighted
		Average				Average
	Number	Exercise Price	Number	Number	Number	Exercise Price
Outstanding, December 31, 2021	2,812,500	$10.80	56,074	—	5,275,124	$10.18
Granted	—	$—	1,836,766	—	399,306	$8.61
Replacement warrants and options pursuant to acquisition of QuestEx	150,691	$14.19	—	—	77,158	$9.87
Exercised	(2,812,500)	$10.80	(48,074)	—	(479,169)	$5.19
Cancelled	(137,868)	$14.88	(8,945)	—	(238,994)	$11.80
Outstanding, December 31, 2022	12,823	$6.77	1,835,821	—	5,033,425	$10.44
Granted	—	$—	607,750	11,755	155,151	$8.42
Exercised	(9,657)	$6.81	(76,923)	—	(267,108)	$3.86
Cancelled	(3,166)	$6.81	(187,960)	—	(287,137)	$12.30
Outstanding, June 30, 2023	—	$2.72	2,178,688	11,755	4,634,331	$10.64
Exercisable, June 30, 2023	—	$2.72	—	—	3,961,941	$10.56

The weighted average share price at the date of exercise of the stock options was $7.46 during the six months ended June 30, 2023 (2022 – $15.51). The weighted average share price at the date of exercise of the warrants was $7.69 during the six months ended June 30, 2023 (2022 – $15.78).

			Weighted Average
	Exercise Price		Remaining Life
	($/Share)	Outstanding	(Years)	Exercisable
Options	1.00 - 5.00	789,845	1.71	789,845
	5.01 - 10.00	442,936	4.23	38,062
	10.01 - 15.00	3,401,550	2.83	2,864,034
		4,634,331	2.77	3,691,941

	Outstanding	Vesting Year
RSUs	323,853	2023
	1,450,007	2024
	202,415	2025
	202,413	2026
	2,178,688

Condensed Interim Consolidated Financial Statements | 12

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

Transactions during the six months ended June 30, 2023

On February 14, 2023, the Company granted 145,000 RSUs to various employees of the Company. The RSUs were valued using the share price on the grant date and had a fair value of $1,056,000. The RSUs will vest over a 36-month period, with one third of the RSUs vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months.

On May 15, 2023, the Company granted 155,151 stock options to various directors, officers and employees of the Company. The options have a term of 5 years, expiring on May 15, 2028. All of the options vest over a 36-month period, with one third of the options vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $8.42 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $631,000.

On May 15, 2023, the Company granted 462,750 RSUs to various directors, officers and employees of the Company. All of the RSUs vest over a 36-month period, with one third of the RSUs vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months. The RSUs were valued using the share price on the grant date and had a fair value of $3,896,000.

On June 22, 2023, the Company granted 11,755 DSUs to a director of the Company. The DSUs were valued using the share price on the grant date and had a fair value of $75,000.

Transactions during the six months ended June 30, 2022

On April 21, 2022, the Company granted 103,264 stock options to various directors, officers, employees and consultants of the Company. The options have a term of 5 years, expiring on April 21, 2027. All of the options vest over a 36-month period, with 34% of the options vesting after 12 months, 33% vesting after 24 months, and 33% vesting after 36 months. Each option allows the holder thereof to purchase one common share of the Company at a price of $13.00 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $675,000.

On April 21, 2022, the Company granted 291,285 RSUs to various directors, officers, employees and consultants of the Company. The RSUs were valued using the share price on the grant date and had a fair value of $3,787,000. The RSUs will vest on April 21, 2024.

On April 21, 2022, the Company granted 230,769 RSUs to an officer of the Company. The RSUs were valued using the share price on the grant date and had a fair value of $3,000,000. The RSUs will vest over a 24-month period, with one third of the RSUs vesting on each of April 21, 2023, October 21, 2023, and April 21, 2024.

On June 1, 2022, the Company issued 1,058,597 common shares valued at $9,178,000 to the shareholders of QuestEx pursuant to the QuestEx Transaction. The Company also issued 23,956 common shares valued at $350,000 to a third party relating to transaction costs associated with the QuestEx Transaction.

Condensed Interim Consolidated Financial Statements | 13

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

On June 1, 2022, the Company issued 77,158 replacement options to the holders of QuestEx options pursuant to the QuestEx Transaction. The replacement options have expiry dates between June 6, 2022 and December 21, 2026. All of the replacement options vested immediately. Each replacement option allows the holder thereof to purchase one common share of the Company at a price between $1.36 to $53.13 per common share. The replacement options were valued using the Black-Scholes option pricing model and had a fair value of $267,000.

On June 1, 2022, the Company issued 150,691 replacement warrants to the holders of QuestEx warrants pursuant to the QuestEx Transaction. The replacement warrants have expiry dates between August 20, 2022 and April 15, 2023. All of the replacement warrants vested immediately. Each replacement warrant allows the holder thereof to purchase one common share of the Company at a price between $2.72 to $23.16 per common share. The replacement warrants were valued using the Black-Scholes option pricing model and had a fair value of $61,000.

Share purchase warrant and stock option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Weighted average inputs used were as follows:

	Warrants		Stock Options
	2023	2022	2023	2022
Expected life (years)	—	0.3	3.5	3.2
Annualized volatility	—	35.00%	65.00%	65.00%
Dividend rate	—	0.00%	0.00%	0.00%
Risk-free interest rate	—	2.74%	3.86%	2.65%

8.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions during the three and six months ended June 30, 2023 and 2022 that were not presented elsewhere in the unaudited condensed interim consolidated financial statements are as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Capital asset additions in accounts payable and accrued liabilities	$1,138	$208	$1,138	$208
Deposits reclassified to capital assets	$1,686	$—	$1,686	$—
Proceeds from sale of equipment recorded in receivables	$—	$16	$—	$16
Share issue costs in accounts payable and accrued liabilities	$138	$—	$138	$—

During the three and six months ended June 30, 2023 and 2022, the Company did not make any payments towards interest or income taxes.

Condensed Interim Consolidated Financial Statements | 14

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

9.	CONTINGENCIES

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

10.	SUBSEQUENT EVENT

On July 7, 2023, the Company acquired five mineral claims surrounding Eskay Creek from Eskay Mining Corp. for cash consideration of $4,000,000, of which $2,000,000 was paid on closing and $1,000,000 is payable on each of October 31, 2023 and December 31, 2023. The mineral claims are subject to a 2% net smelter return (“NSR”) royalty, of which 1% of the NSR royalty can be purchased at any time for $2,000,000.

Condensed Interim Consolidated Financial Statements | 15